UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9 )*


                              Boole & Babbage, Inc.
                  --------------------------------------------
                                (Name of Issuer)




                                  Common Stock
                  --------------------------------------------
                         (Title of Class of Securities)




                                  098-586-10-0
                  --------------------------------------------
                                 (CUSIP Number)




                                October 31, 1998
                  --------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  ------------------------------------------                                              --------------------------------------
  CUSIP No. 098-586-10-0                                         13G
  ------------------------------------------                                              --------------------------------------


 ---------- --------------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
            Franklin P. Johnson, Jr.
            ###-##-####

 ---------- --------------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP
            (a)  [ ]
            (b)  [X]
 ---------- --------------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY

 ---------- --------------------------------------------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
 ---------- --------------------------------------------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER
            SHARES                   0
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
            WITH:
                               ----- -------------------------------------------------------------------------------------------
                               6     SHARED VOTING POWER *

                                     2,026,219
                               ----- -------------------------------------------------------------------------------------------
                               7     SOLE DISPOSITIVE POWER *

                                     1,848,645
                               ----- -------------------------------------------------------------------------------------------
                               8     SHARED DISPOSITIVE POWER *

                                     177,574
 ----------------------------- ----- -------------------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *

            1,479,083
 ---------- --------------------------------------------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

            547,136
 ---------- --------------------------------------------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.38%
 ---------- --------------------------------------------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON
            IN
 ---------- --------------------------------------------------------------------------------------------------------------------


* Reflects stock splits effected prior to the date of this report.

Item 1.

         (a)      Name of Issuer: Boole & Babbage, Inc.

         (b) Address of Issuer's Principal Executive Offices: 3131 Zanker Road, San Jose, CA 95134

Item 2.

         (a)      Name of Person Filing: Franklin P. Johnson, Jr.

         (b)      Address of Principal  Business Office or, if none,  Residence:
                  2275 East Bayshore Road, Suite 150, Palo Alto, CA 94303

         (c)      Citizenship: United States

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 096-586-10-0

Item 3.  Not Applicable.


Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned: See Item 4 attached.

         (b)      Percent of Class: 5.38%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii) Shared power to vote or to direct the vote: 2,026,219 (See Item 4 attached).

                  (iii) Sole power to dispose or to direct the disposition of: 1,848,645 (See Item 4 attached).

                  (iv) Shared power to dispose or to direct the disposition of: 177,574 (see Item 4 attached).

Item 5.  Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               See Item 4 attached.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.  Identification and Classification of Members of the Group

               Not applicable.

Item 9.  Notice of Dissolution of a Group

               Not applicable.

Item 10. Certification

               Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ------------------------------------
                                                            Date


                                            ------------------------------------
                                                         Signature

                                                 Franklin P. Johnson, Jr.
                                            ------------------------------------
                                                        Name/Title

     Item 4:

     Franklin P. Johnson, Jr. has sole dispositive power over the following number of shares:

         Entity                                      No. of Shares *
         ------                                      ---------------
     Franklin P. Johnson, Jr.                        1,479,083

     Asset Management Partners                       369,562 (1)



     Franklin P. Johnson, Jr. shares dispositive power over the following number of shares held by the following individual.

         Individual                                  No. of Shares *
         ----------                                  ---------------
     Spouse of Franklin P. Johnson, Jr.              177,574 (2)



     Franklin P. Johnson, Jr. shares voting power over the following number of shares held by the following entity:

         Individual                                  No. of Shares *
         ----------                                  ---------------
     BMC Software, Inc.                              2,026,219 (3)



*  Reflects stock splits effected prior to the date of this report.

(1) Mr. Johnson disclaims beneficial ownership of two-thirds of the shares held by Asset Management Partners (246,374 shares) as Mr. Johnson would receive none of the proceeds from dividends on, or the disposition of, these shares.

(2) Mr. Johnson and his wife live in a community property state. Mr. Johnson disclaims beneficial ownership of the 177,574 shares held by his wife.

(3) In connection with the proposed merger ("Merger") involving the Issuer and BMC Software, Inc. ("BMC") pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated October 31, 1998, Mr. Johnson, Mr. Johnson's wife and Asset Management each Partners entered into a voting agreement with BMC on October 31, 1998, whereby Mr. Johnson, Mr. Johnson's wife and Asset Management Partners delivered to BMC an irrevocable proxy to vote the shares of the Issuer's common stock owned by them as of the record date for reasons entitled to vote on the Merger in favor of the Merger.